February 19, 2009

Ruairi Regan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	Trans-India Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 17, 2009
File No. 1-33127

Dear Mr. Regan:

On behalf of Trans-India Acquisition Corp., a Delaware corporation (“Trans-India” or the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of the Definitive Proxy Statement on Schedule 14A for the Company (the “Amended Proxy”).

The Amended Proxy incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Bobba Venkatadri, dated February 19, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended Proxy. The references to page numbers in the headings are to the Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Original Proxy”).

1.	You do not appear to have addressed the comment raised in prior comment 12, therefore we reissue the comment.

Trans-India has addressed the Staff’s comment on page 14 of the Amended Proxy.

2.	We note that you reference February 18, 2009. Please update your disclosure regarding the mailing date of your proxy statement.

Trans-India has updated the mailing date in the Amended Proxy to February 20, 2009.

Selected Financial Data, page 13

3.	If you are not permitted by applicable rules to incorporate disclosure by reference, please revise the second sentence to remove the implication to the contrary.

Trans-India has revised the second sentence on page 13 of the Amended Proxy to address the Staff’s comment.

Trans-India further advises the Staff that for the most recent fiscal year for which audited financial statements are not yet available Trans-India reasonably and in good faith expects to report income, after taxes but before extraordinary items and cumulative effect of a change in accounting principle.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

/s/ Cozen O’Connor
Cozen O’Connor